Pricing supplement To prospectus dated April 5, 2018, prospectus supplement dated April 5, 2018 and product supplement no. 4-I dated April 5, 2018	Registration Statement Nos. 333-222672 and 333-222672-01 Dated February 21, 2020 Rule 424(b)(2)

JPMorgan Chase Financial Company LLC

Structured Investments	$4,250,000 Digital Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate due March 12, 2021 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek a fixed return of 12.00% at maturity and who do not think that the 10-Year U.S. Dollar ICE Swap Rate determined as described below, which we refer to as the Reference Rate, will have declined from the Reference Strike Rate by more than the Buffer Amount as of the Observation Date. For example, assuming a Reference Strike Rate of 1.40%, investors will be taking the view that the Final Reference Rate will not be less than 0.9716%, which is equivalent to 69.40% of the assumed Reference Strike Rate (69.40% × 1.40% = 0.9716%). Investors should be willing to accept the risk of losing some or all of their principal amount if the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Amount. If the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Amount, at maturity investors will lose 1.44092% of their principal for every 1% that the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Amount. In the example above, investors would start to lose principal if the Final Reference Rate is below 0.9716% (69.40% of the assumed Reference Strike Rate). If the Final Reference Rate is less than or equal to 0.00%, investors will lose 100% of their principal. See “Hypothetical Examples of Amount Payable at Maturity" for additional hypothetical payment scenarios.
•	Because the return on the notes is based on the percentage change of the Reference Rate from the Reference Strike Rate to the Final Reference Rate, rather than the percentage point change in the Reference Rate, a very small percentage point decline in the Reference Rate can result in a significant loss on the notes. For instance, in the example above, if the Reference Rate were to decline by only 0.70 percentage points from the assumed Reference Strike Rate of 1.40% to a Final Reference Rate of 0.70%, that move would represent a 50% decline from the Reference Strike Rate and investors would lose 27.95385% of their principal amount at maturity.
•	The notes are not traditional fixed income securities. Traditional fixed income securities linked to an interest rate, commonly referred to as floating rate notes, typically provide for the return of an investor’s principal amount at maturity and the payment of periodic interest that depends on the performance of the interest rate to which the securities are linked. As a result, any decline in the interest rate would potentially result in a reduction in the amount of any periodic interest paid on the securities, but would not adversely affect the return of the investor’s principal amount at maturity. However, the notes offered by this pricing supplement do not pay periodic interest and the amount an investor receives at maturity will depend on the performance of the Reference Rate. A decline from the Reference Strike Rate to the Final Reference Rate by more than the Buffer Amount will result in the investors losing some or all of their principal amount at maturity.
•	The Contingent Digital Return is a fixed return and is not linked to the Reference Rate.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Reference Rate:	10-Year U.S. Dollar ICE Swap Rate (the “ICE Swap Rate”) determined as set forth under “Supplemental Terms of the Notes” in this pricing supplement
Payment at Maturity:

If the Final Reference Rate is greater than or equal to the Reference Strike Rate or is less than the Reference Strike Rate by up to the Buffer Amount, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Contingent Digital Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Contingent Digital Return)

If the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Amount, at maturity you will lose 1.44092% of the principal amount of your notes for every 1% that the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Amount. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Reference Rate Return + Buffer Amount) × Downside Leverage Factor]

If the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Amount, you will lose some or all of your principal amount at maturity.

Contingent Digital Return:	12.00%, which reflects the maximum return on the notes. Accordingly, the maximum payment at maturity per $1,000 principal amount note is $1,120.
Buffer Amount:	30.60%
Downside Leverage Factor:	An amount equal to 1 / (1 – Buffer Amount), which is 1.44092
Pricing Date:	February 21, 2020
Original Issue Date:	On or about February 26, 2020 (Settlement Date)
Observation Date†:	March 9, 2021
Maturity Date††:	March 12, 2021
Other Key Terms	See “Additional Key Terms” in this pricing supplement.
†	Subject to adjustment as described under “Supplemental Terms of the Notes” in this pricing supplement
††	Subject to postponement as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$4,250,000	$42,500	$4,207,500
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $970.70 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004519/dp87528_424b2-ps4i.pdf
•	Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Reference Rate Return:	Final Reference Rate – Reference Strike Rate Reference Strike Rate
In no event, however, will the Reference Rate Return be less than -100%.
Reference Strike Rate:

1.394%, which is a rate of the 10-Year U.S. Dollar ICE Swap Rate determined by reference to certain intraday rates of the 10-Year U.S. Dollar ICE Swap Rate on the Pricing Date. The Reference Strike Rate is not determined by reference to the Reference Rate on the Pricing Date.

Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Reference Strike Rate in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Reference Strike Rate, that might affect the value of your notes.

Final Reference Rate:	The Reference Rate on the Observation Date
CUSIP:	48130UTX3

Supplemental Terms of the Notes

The Observation Date is a Determination Date for purposes of the accompanying product supplement, but is not subject to postponement under “General Terms of Notes — Postponement of a Determination Date.” Instead, it is subject to adjustment as described below.

With respect to the Observation Date, the Reference Rate refers to the 10-Year U.S. Dollar ICE Swap Rate, which is the rate for U.S. dollar swaps with a designated maturity of 10 years that appears on Reuters page “ICESWAP1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Observation Date, as determined by the calculation agent.

If, on the Observation Date, the Reference Rate cannot be determined by reference to Reuters page “ICESWAP1” (or any successor page), then the calculation agent will request from five leading swap dealers, which may include the calculation agent or its affiliates, in the New York City interbank market, selected by the calculation agent, mid-market semi-annual swap rate quotations in a Representative Amount and with a term of 10 years, at approximately 11:00 a.m., New York City time, on the Observation Date. The “mid-market semi-annual swap rate” means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year term commencing on the Observation Date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is equivalent to three-month U.S. dollar LIBOR rate. If at least three quotations are provided as requested, the calculation agent will calculate the Reference Rate by eliminating the highest quotation (or, in the case of equality, one of the highest) and the lowest quotation (or, in the case of equality, one of the lowest) and taking the arithmetic mean of the remaining rates. If fewer than three quotations are provided, the Reference Rate will be determined by the calculation agent, acting in a commercially reasonable manner. The “Representative Amount” means an amount equal to the outstanding principal amount of the notes as of the Observation Date.

JPMorgan Structured Investments —	PS-1
Digital Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Rate?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes a Reference Strike Rate of 1.40% and reflects the Buffer Amount of 30.60%, the Downside Leverage Factor of 1.44092 and the Contingent Digital Return of 12.00%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Reference Rate	Reference Rate Return	Total Return
2.52000%	80.00%	12.00000%
2.31000%	65.00%	12.00000%
2.10000%	50.00%	12.00000%
1.96000%	40.00%	12.00000%
1.82000%	30.00%	12.00000%
1.68000%	20.00%	12.00000%
1.54000%	10.00%	12.00000%
1.47000%	5.00%	12.00000%
1.40000%	0.00%	12.00000%
1.33000%	-5.00%	12.00000%
1.26000%	-10.00%	12.00000%
1.19000%	-15.00%	12.00000%
1.12000%	-20.00%	12.00000%
0.98000%	-30.00%	12.00000%
0.97160%	-30.60%	12.00000%
0.97146%	-30.61%	-0.01441%
0.84000%	-40.00%	-13.54465%
0.70000%	-50.00%	-27.95385%
0.56000%	-60.00%	-42.36305%
0.42000%	-70.00%	-56.77225%
0.28000%	-80.00%	-71.18145%
0.14000%	-90.00%	-85.59065%
0.00000%	-100.00%	-100.00000%
-0.14000%	-100.00%	-100.00000%
-0.28000%	-100.00%	-100.00000%
-0.42000%	-100.00%	-100.00000%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Reference Rate increases from the Reference Strike Rate of 1.40% to a Final Reference Rate of 1.47%. Because the Final Reference Rate of 1.47% is greater than the Reference Strike Rate of 1.40%, regardless of the Reference Rate Return, the investor receives a payment at maturity of $1,120 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 12.00%) = $1,120

Example 2: The Reference Rate decreases from the Reference Strike Rate of 1.40% to a Final Reference Rate of 0.9716%. Although the Final Reference Rate of 0.9716% is less than the Reference Strike Rate of 1.40%, because the Final Reference Rate is not less than the Reference Strike Rate by more than the Buffer Amount of 30.60%, the investor receives a payment at maturity of $1,120 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 12.00%) = $1,120

Example 3: The Reference Rate increases from the Reference Strike Rate of 1.40% to a Final Reference Rate of 1.96%.

Because the Final Reference Rate of 1.96% is greater than the Reference Strike Rate of 1.40% and although the Reference Rate Return of 40% exceeds the Contingent Digital Return of 12.00%, the investor is entitled to only the Contingent Digital Return and receives a payment at maturity of $1,120 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 12.00%) = $1,120

JPMorgan Structured Investments —	PS-2
Digital Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

Example 4: The Reference Rate decreases from the Reference Strike Rate of 1.40% to a Final Reference Rate of 0.42%. Because the Final Reference Rate of 0.42% is less than the Reference Strike Rate of 1.40% by more than the Buffer Amount of 30.60% and the Reference Rate Return is -70%, the investor receives a payment at maturity of $300 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-70% + 30.60%) × 1.44092] = $432.2775

Example 5: The Reference Rate decreases from the Reference Strike Rate of 1.40% to a Final Reference Rate of -0.14%. Because the Final Reference Rate of -0.14% is less than the Reference Strike Rate of 1.40% by more than the Buffer Amount of 30.60% and the Reference Rate Return would have been less than -100% but for the floor on the Reference Rate Return of -100%, the Reference Rate Return is -100%. As a result, the investor receives a payment at maturity of $0, calculated as follows:

$1,000 + ($1,000 × -100%) = $0

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-3
Digital Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

Selected Purchase Considerations

•	FIXED APPRECIATION POTENTIAL — If the Final Reference Rate is greater than or equal to the Reference Strike Rate or is less than the Reference Strike Rate by up to the Buffer Amount, you will receive a fixed return equal to the Contingent Digital Return of 12.00% at maturity, which also reflects the maximum return on the notes at maturity. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back plus the Contingent Digital Return at maturity if the Final Reference Rate is greater than or equal to the Reference Strike Rate or is less than the Reference Strike Rate by up to the Buffer Amount of 30.60%. If the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Amount, you will lose 1.44092% of your principal amount at maturity for every 1% that the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Amount. Accordingly, under these circumstances, you will lose some or all of your principal amount at maturity. In addition, because the return on the notes is based on the percentage change of the Reference Rate from the Reference Strike Rate to the Final Reference Rate, rather than the percentage point change in the Reference Rate, a very small percentage point decline in the Reference Rate can result in a significant loss on the notes. Even if the Final Reference Rate is negative, your payment at maturity per $1,000 principal amount note will not be less than $0.
•	THE NOTES ARE NOT TRADITIONAL FIXED INCOME SECURITIES — Traditional fixed income securities linked to an interest rate, commonly referred to as floating rate notes, typically provide for the return of an investor’s principal amount at maturity and the payment of periodic interest that depends on the performance of the interest rate to which the securities are linked. As a result, any decline in the interest rate would potentially result in a reduction in the amount of any periodic interest paid on the securities, but would not adversely affect the return of the investor’s principal amount at maturity. However, the notes offered by this pricing supplement do not pay periodic interest and the amount an investor receives at maturity will depend on the performance of the Reference Rate. A decline from the Reference Strike Rate to the Final Reference Rate by more than the Buffer Amount will result in the investors losing some or all of their principal amount at maturity.
•	RETURN DEPENDENT ON THE 10-YEAR U.S. DOLLAR ICE SWAP RATE — The ICE Swap Rate is the “constant maturity swap rate” that measures the annual fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating three-month USD London Interbank Offered Rate (“three-month USD LIBOR”) based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market. The Contingent Digital Return is a fixed return and is not linked to the Reference Rate.
•	TAX TREATMENT — In determining our reporting responsibilities, we intend to treat the notes for U.S. federal income tax purposes as “open transactions” that are not debt instruments, as described in the section entitled “Material U.S. Federal Income Tax Consequences – Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 4-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.

No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Assuming that “open transaction” treatment is respected, although not free from doubt, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of the notes at the issue price. However, the IRS or a court may not respect the treatment of the notes as “open transactions,” in which case the timing and character of any income or loss on the notes could be materially and adversely affected. For instance, the notes could be treated as contingent payment debt instruments, in which case the gain on your notes would be treated as ordinary income and you would be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of

JPMorgan Structured Investments —	PS-4
Digital Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement and below.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Amount, you will lose 1.44092% of your principal amount at maturity for every 1% that the Final Reference Rate, which may be a negative rate, is less than the Reference Strike Rate by more than the Buffer Amount. In no event, however, will the Reference Rate Return be less than -100%. Accordingly, under these circumstances, you will lose some or all of your principal amount at maturity.

In addition, because the return on the notes is based on the percentage change of the Reference Rate from the Reference Strike Rate to the Final Reference Rate, rather than the percentage point in the Reference Rate, a very small percentage point decline in the Reference Rate can result in a significant loss on the notes.  For example, assuming a Reference Strike Rate of 1.40%, if the Reference Rate were to decline by only 0.70 percentage points from the Reference Strike Rate to a Final Reference Rate of 0.70%, that move would represent a 50% decline from the Reference Strike Rate and you would lose 27.95385% of your principal amount at maturity.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CONTINGENT DIGITAL RETURN — If the Final Reference Rate is greater than or equal to the Reference Strike Rate or is less than the Reference Strike Rate by up to the Buffer Amount, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return equal to the Contingent Digital Return, regardless of any increase in the Reference Rate, which may be significant. The Contingent Digital Return is a fixed return and is not linked to the Reference Rate.
•	YOUR ABILITY TO RECEIVE THE CONTINGENT DIGITAL RETURN MAY TERMINATE ON THE OBSERVATION DATE — If the Final Reference Rate is less than the Reference Strike Rate by more than the Buffer Amount, you will not be entitled to receive the Contingent Digital Return at maturity. Under these circumstances, you will lose some or all of your principal amount at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	THE NOTES ARE NOT TRADITIONAL FIXED INCOME SECURITIES — Traditional fixed income securities linked to an interest rate, commonly referred to as floating rate notes, typically provide for the return of an investor’s principal amount at maturity and the payment of periodic interest that depends on the performance of the interest rate to which the securities are linked. As a result, any decline in the interest rate would potentially result in a reduction in the amount of any periodic interest paid on the securities, but would not adversely affect the return of the investor’s principal amount at maturity. However, the notes offered by this pricing supplement do not pay periodic interest and the amount an investor receives at maturity will depend on the performance of the Reference Rate. A decline from the Reference Strike Rate to the Final Reference Rate by more than the Buffer Amount will result in the investors losing some or all of their principal amount at maturity.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. For example, if on the Observation

JPMorgan Structured Investments —	PS-5
Digital Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

Date, the Reference Rate cannot be determined by reference to the applicable Reuters page, the calculation agent will determine the Reference Rate for the Observation Date based on quotations provided by up to five leading swap dealers, which may include the calculation agent or its affiliates. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Furthermore, the ICE Swap Rate is administered by ICE Benchmark Administration, and one of our affiliates is represented on the ICE Swap Rate Oversight Committee, which is responsible for monitoring the administration of the ICE Swap Rate. We and our affiliates will have no obligation to consider your interests as a holder of the notes in taking any actions in connection with participation on the ICE Swap Rate Oversight Committee that might affect the ICE Swap Rate or the notes.

In addition, although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Reference Strike Rate in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Reference Strike Rate, that might affect the value of your notes.

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

JPMorgan Structured Investments —	PS-6
Digital Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Reference Rate, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the Reference Rate;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	THE REFERENCE RATE WILL BE AFFECTED BY A NUMBER OF FACTORS — The Reference Rate will depend on a number of factors, including, but not limited to:
•	changes in, or perceptions about, future Reference Rate levels;
•	general economic conditions: the economic, financial, political, regulatory and judicial events that affect financial markets generally will affect the Reference Rate;
•	prevailing interest rates: the Reference Rate is subject to daily fluctuations depending on the levels of prevailing interest rates in the market generally; and
•	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative effect on the performance of the Reference Rate.

•	THE REFERENCE RATE MAY BE VOLATILE — The Reference Rate is subject to volatility due to a variety of factors affecting interest rates generally, including, but not limited to:
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in U.S. and global credit markets;
•	central bank policy regarding interest rates; and
•	performance of capital markets.

The Reference Rate may be negative. A Final Reference Rate that is less than the Reference Strike Rate by more than the Buffer Amount will result in a reduction of principal payment at maturity. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market.

•	THE 10-YEAR USD ICE SWAP RATE AND THE MANNER IN WHICH IT IS CALCULATED MAY CHANGE IN THE FUTURE — There can be no assurance that the method by which the 10-Year USD ICE Swap Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the Reference Rate.
•	UNCERTAINTY ABOUT THE FUTURE OF LIBOR MAY ADVERSELY AFFECT THE REFERENCE RATE — The Reference Rate is based on a hypothetical interest rate swap referencing the U.S. Dollar London Interbank Offered Rate (“LIBOR”) with a designated maturity of three months. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR rates to the LIBOR administrator after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after 2021 or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR and it is impossible to predict the effect of any such alternatives on the value of the notes. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect the Reference Rate during the term of the notes and your return on the notes.
•	THE REFERENCE RATE MAY BE CALCULATED BASED ON DEALER QUOTATIONS OR BY THE CALCULATION AGENT ACTING IN A COMMERCIALLY REASONABLE MANNER — If on the Observation Date, the Reference Rate cannot be determined by reference to Reuters page “ICESWAP1” (or any successor page), then the calculation agent will determine the Reference Rate for the Observation Date on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by up to five leading swap dealers, which may include the calculation agent or its affiliates, in the New York City interbank market at approximately 11:00 a.m., New York City time, on the Observation Date. If fewer than three leading swap dealers selected by the calculation agent provide quotations as described above, the Reference Rate will be determined by the calculation agent, acting in a commercially reasonable manner. The Reference Rate determined in this manner may be different from the rate that would have been published

JPMorgan Structured Investments —	PS-7
Digital Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

on the applicable Reuters page and may be different from other published levels, or other estimated levels, of the ICE Swap Rate.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

JPMorgan Structured Investments —	PS-8
Digital Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

Historical Information

The following graph sets forth the historical weekly performance of the Reference Rate from January 2, 2015 through February 21, 2020. The Reference Rate on February 21, 2020 was 1.379%. We obtained the levels of the Reference Rate above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical levels of the Reference Rate should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Rate on the Observation Date. There can be no assurance that the performance of the Reference Rate will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our

JPMorgan Structured Investments —	PS-9
Digital Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Rate?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the 10-Year U.S. Dollar ICE Swap Rate” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 8, 2018, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on March 8, 2018.

JPMorgan Structured Investments —	PS-10
Digital Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate